Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated August 18, 2008 Relating to Prospectus dated October 17, 2006 Registration No. 333-137746

ABIOMED, Inc.

2,419,932 Shares

Common Stock

Issuer:	ABIOMED, Inc.

Symbol:	ABMD

Shares offered:	2,419,932 shares of common stock

Price to public:	Variable

Last sale price:	$18.89 on August 18, 2008 on The Nasdaq Global Market

Maximum aggregate offering price:	Approximately $45.7 million (before underwriting discounts and commissions and expenses payable by the issuer)

Dilution:	As of June 30, 2008, the issuer’s net tangible book value was $50.6 million, or $1.50 per share. At an assumed public offering price of $18.89 per share, investors will experience dilution of approximately $16.22 per share in the net tangible book value of the common stock, and as a result of the offering, the per share net tangible book value of the common stock will increase by approximately $1.17. Net tangible book value after the offering was calculated based on the maximum aggregate offering price (before underwriting discounts and commissions and expenses payable by the issuer).

Trade date:	August 18, 2008

Closing date:	August 22, 2008

CUSIP:	003654100

Underwriter:	Morgan Stanley & Co. Incorporated

Underwriting:	Firm commitment

Other:	Essex Woodlands Health Ventures, a substantial stockholder, has expressed an interest in purchasing up to $10 million of shares in this offering. One of our directors is a managing director of Essex Woodlands Health Ventures.

The underwriter may offer the shares from time to time in one or more transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a written prospectus and accompanying prospectus supplement related to the offering may be obtained from Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, New York 10014; Attention: Prospectus Department or by e-mail at prospectus@morganstanley.com.

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